Exhibit 99.1

Verastem Oncology Reports Fourth Quarter and Full Year 2025 Financial Results and Highlights Recent Business Updates

AVMAPKI™ FAKZYNJA™ CO-PACK net product revenues of $17.5 million for the fourth quarter of 2025 and $30.9 million for the full year 2025, following accelerated U.S. FDA approval in May 2025

Based on FDA guidance, Company to develop Phase 2 registration-directed protocols to evaluate VS-7375, a highly selective, oral KRAS G12D (ON/OFF) inhibitor with best-in-class potential, in 2L PDAC, 2L/3L NSCLC and 2L+ CRC in combination with cetuximab

Cleared multiple dose levels of VS-7375 with no DLTs, continuing dose escalation to 1200 mg QD; cleared 600 mg QD dose level of VS-7375 in combination with cetuximab with no DLTs; continuing higher dose evaluations

Company cash, cash equivalents, and investments of $205 million as of December 31, 2025; pro-forma year-end cash, cash equivalents and investments of $234 million inclusive of net proceeds from exercise of expiring cash warrants; expected cash runway into first half of 2027

BOSTON--(BUSINESS WIRE) -- Mar. 4, 2026-- Verastem Oncology (Nasdaq: VSTM), a biopharmaceutical company committed to advancing new medicines for patients with RAS/MAPK pathway-driven cancers, today reported financial results for the three months and full year ended December 31, 2025, and highlighted recent progress.

“2025 was a transformative year for us, highlighted by the landmark FDA approval of AVMAPKI FAKZYNJA CO-PACK, the only medicine approved to specifically treat KRAS-mutated recurrent LGSOC. The launch is off to a strong start, and this novel-novel combination therapy is gaining positive response across the LGSOC community with gynecologic and medical oncologists in both academic and community settings increasingly turning to it when patients experience a first or subsequent recurrence. We also made considerable progress with VS-7375, our oral, KRAS G12D (ON/OFF) inhibitor with best-in-class potential for solid tumor cancers, clearing multiple dose levels across both monotherapy and cetuximab combination cohorts with no DLTs or major toxicities. Building on the insights from the China data, the tolerability profile that is emerging with VS-7375 in the U.S. has shown meaningful improvement and supports continued dose escalation,” said Dan Paterson, president and chief executive officer at Verastem Oncology. “In 2026, our priorities are to continue driving a strong launch of AVMAPKI FAKZYNJA CO-PACK to fuel sustainable growth, while we continue to accelerate the clinical development of VS-7375 and breakout Phase 2 registration-directed clinical trials in pancreatic, lung, and colorectal cancers.”

Fourth Quarter 2025 and Recent Highlights

AVMAPKI™ FAKZYNJA™ CO-PACK (avutometinib capsules; defactinib tablets) U.S. Launch

●	AVMAPKI FAKZYNJA CO-PACK generated net product revenues of $17.5 million for the fourth quarter of 2025 and $30.9 million for the full year 2025, following accelerated U.S. Food and Drug Administration (FDA) approval in May 2025, approximately two months ahead of its Prescription Drug User Fee Act (PDUFA) action date of June 30, 2025.
●	On February 4, 2026, the Company announced updated data for RAMP 201J in Japan with a data cutoff of January 30, 2026. Of the 16 patients enrolled with a median follow-up of 10 months, a confirmed overall response rate (ORR) of 38% (6/16) was achieved by investigator assessment. Among patients with KRAS-mutated recurrent low-grade serous ovarian cancer (LGSOC), the confirmed ORR was 57% (4/7) and the disease control rate (DCR) was 100% (7/7). Among patients with KRAS wild-type recurrent LGSOC, the confirmed ORR was 22% (2/9) and the DCR was 89% (8/9). Of the 16 patients enrolled, 11 patients remain on treatment. No patients discontinued due to an adverse event. The safety profile was similar to previously reported data outside of Japan. Steady-state exposures of avutometinib and defactinib in the RAMP 201J study were comparable to those seen in RAMP 201.
●	On February 25, 2026, the annual update of the National Comprehensive Cancer Network® (NCCN®) Clinical Practice Guidelines in Oncology (NCCN Guidelines®) for Ovarian Cancer was released. The Guidelines did not expand the recommendation for avutometinib plus defactinib to include patients with recurrent LGSOC without a KRAS mutation. The Guidelines retained the category 2A recommendation for avutometinib plus defactinib for patients with KRAS-mutated recurrent LGSOC.

“We are disappointed for the patients with KRAS wild-type recurrent LGSOC, who currently have no targeted, FDA-approved treatment options specifically for their disease and face a particularly poor prognosis. Across three separate clinical trials (the FRAME study, RAMP 201, and RAMP 201J) we have observed what we believe are robust objective responses rates for patients with recurrent LGSOC with and without KRAS mutations. We remain committed to advancing the clinical evidence through longer term follow-up analyses from the RAMP 201 study planned for the SGO annual meeting, and completing our ongoing confirmatory RAMP 301 Phase 3 clinical trial, which includes patients with and without KRAS mutations, and look forward to sharing these data with the NCCN and the medical community to support future guideline consideration,” said John Hayslip, chief medical officer at Verastem Oncology.

Expected Key Milestones:

●	Maximize adoption of AVMAPKI FAKZYNJA CO-PACK in the U.S. as the treatment of choice at the earliest recurrence, leveraging its robust clinical data.
●	Report a topline readout of the primary endpoint in the RAMP 301 trial in mid-2027.
●	Continue to pursue regulatory paths for potential expansion into Europe and Japan.

VS-7375, an Oral KRAS G12D (ON/OFF) Inhibitor in Advanced Solid Tumors

●	The Company today announced an update on its progress with the VS-7375-101 Phase 1/2 study:
●	After clearing the 900 mg daily (QD) dose level with no dose-limiting toxicities (DLTs), the dose escalation phase will continue to 1200 mg QD to further interrogate the dose range and characterize the safety, tolerability, and efficacy profile of VS-7375.
●	The 600 mg QD dose level of VS-7375 in combination with cetuximab was cleared with no DLTs and higher doses are now being evaluated.
●	In a pharmacokinetics (PK) analysis, doses of VS-7375 at 600 mg QD and above, with feeding and anti-emetic prophylaxis, yielded similar exposures to fasted patients in China. The exposures achieved cover the exposures in preclinical models necessary for maximal anti-tumor efficacy.
●	As of the January 30, 2026 data cutoff, VS-7375 demonstrated an encouraging safety profile and was generally well-tolerated across all monotherapy dose levels evaluated to date. Patients (n=23) receiving VS-7375 at either 400 mg QD, 600 mg QD or 900 mg QD with a mean duration of therapy of 1.6 months (0.7-5.6), reported no drug related liver function test abnormalities. There was no drug-related neutropenia greater than Grade 2 and rates of nausea, vomiting and diarrhea remained lower than those reported by the Company’s partner in China. No DLTs have been reported to date, and the maximum tolerated dose has not been reached.
●	Following recent feedback from the FDA, the Company is amending the VS-7375-101 Phase 1/2 protocol to separate out disease-specific Phase 2 registration-directed trials for KRAS G12D mutated 2L pancreatic ductal adenocarcinoma (PDAC) and 2L/3L non-small cell lung cancer (NSCLC) (monotherapy) and 2L+ colorectal cancer (CRC) in combination with cetuximab.
●	In January 2026, the Company reported updates on its VS-7375-101 trial including that it had cleared the 400 mg QD, 600 mg QD and 900 mg QD dose levels with no DLTs and no major toxicities. The VS-7375 monotherapy expansion cohorts were initiated, and the cohort sizes were expanded in 2L PDAC, 2L/3L NSCLC, and 2L+ other KRAS G12D-mutated solid tumors. In the VS-7375 dose-escalation combination cohort, the 400 mg QD dose was cleared in combination with cetuximab with no DLTs. The combination dose escalation cohorts were initiated in 1L NSCLC and 2L PDAC at the end of 2025.
●	In October 2025, the Company announced a preliminary update on the Phase 1/2 monotherapy dose escalation trial of VS-7375 in patients with previously treated advanced KRAS G12D mutant solid tumors. In the study, VS-7375 cleared both the 400 mg QD and the 600 mg QD monotherapy doses with no DLTs observed. At the two dose levels evaluated in the U.S. cohort, no nausea, vomiting, or diarrhea greater than Grade 1 were reported. In addition, no new safety signals have been observed relative to earlier data presentations in both PDAC and NSCLC by GenFleet Therapeutics, the Company’s partner in China. Of the five efficacy evaluable patients in the VS-7375-101 study with at least one scan, four out of five patients have had a tumor reduction and were still on treatment.

The Company shared multiple updates from GenFleet and its ongoing evaluation of VS-7375, known as GFH375, in China:

●	On March 2, 2026, GenFleet announced that GFH375 was granted its first Breakthrough Therapy Designation in China for patients with KRAS G12D-mutated NSCLC who have received prior systemic therapy.
●	In December 2025, GenFleet announced the initiation of a registrational Phase 3 study for GFH375 in patients with pretreated KRAS G12D-mutated metastatic pancreatic cancer in China.
●	In October 2025, the Company announced updated data for GFH375 in PDAC featured in a late-breaking oral presentation at the European Society for Medical Oncology (ESMO) Congress. GenFleet shared additional analyses of this data set on October 27, 2025:
o	In a subgroup analysis, 12 patients with 2L PDAC at 600 mg QD achieved an ORR of 58.3% and a DCR of 100%. In the 3L+ setting, 47 PDAC patients receiving 600 mg QD achieved an ORR of 36.2% and a DCR of 95.7%. In the 2L subgroup, the median progression free survival (mPFS) and median overall survival (mOS) have not been reached. An additional analysis of gastrointestinal disorders, hematological toxicities, and liver enzyme abnormalities in 2L+ patients with PDAC (n=66) at 600 mg QD showed no adverse events Grade ≥3 occurred at rates above 8.0%.
o	In an analysis of pre-treated patients with NSCLC at 600 mg QD, the four-month PFS rate was greater than 75% and the mPFS has not been reached. The median follow-up time was 4.2 months.
●	In October 2025, GenFleet announced that the first patient has been dosed in a Phase 1b/2 study of GFH375 combined with cetuximab or chemotherapy for advanced solid tumors, including 1L PDAC, in China.

●	In August 2025, the Company announced data of GFH375 would be featured in a mini oral presentation at the IASLC 2025 World Conference on Lung Cancer (WCLC) on September 8, 2025. At the recommended Phase 2 dose (RP2D) of 600 mg QD, the ORR was 68.8% (11/16) (both confirmed and unconfirmed) and the DCR was 93.8% (15/16). Among the 26 evaluable patients with NSCLC treated across all dose levels, the ORR was 57.7% (15/26) (both confirmed and unconfirmed) and the DCR was 88.5% (23/26).

Expected Key Milestones:

●	Report early data from the VS-7375-101 trial in 1H 2026.
●	Select the RP2D with cetuximab and initiate the CRC combination expansion cohort in 1H 2026.
●	Complete enrollment in combination dose-escalation cohorts in mid-2026.
●	Complete enrollment in monotherapy expansion cohorts in 2H 2026.
●	Select the RP2D and plan to initiate the PDAC and NSCLC combination expansion cohorts in 2H 2026.

RAMP 205: Avutometinib Plus Defactinib in Combination with Chemotherapy in 1L Metastatic Pancreatic Cancer

●	In November 2025, the Company announced that enrollment was completed in the expansion cohort in Q3 2025.

Expected Key Milestone:

●	Report an update on the safety and efficacy of the RAMP 205 expansion cohort with at least six months of follow-up on all patients in Q2 2026.

Upcoming Presentations

●	Multiple abstracts were selected for oral and poster presentations at the Society of Gynecologic Oncology (SGO) 2026 Annual Meeting on Women’s Cancer on April 10-13 in Puerto Rico. These presentations will include a late-breaking oral presentation on the long-term analysis of the Phase 2 RAMP 201 trial of avutometinib and defactinib combination in recurrent LGSOC.

Corporate Updates

●	In December 2025, the Company announced John Johnson, current board member, was appointed to chairman of Verastem’s Board of Directors, and Michael Kauffman, M.D., Ph.D., lead director since 2016, was appointed to president of development of Verastem.
●	In November 2025, the Company announced it had completed a public offering of over $96.9 million of common stock and pre-funded warrants.

Fourth Quarter 2025 Financial Results

Verastem Oncology ended the fourth quarter of 2025 with cash, cash equivalents, and investments of $205 million. On a pro forma basis, taking into account the net proceeds from the exercise of warrants in January 2026 of $29.4 million, cash, cash equivalents, and investments were $234.4 million as of December 31, 2025. These additional sources of capital along with the existing cash, cash equivalents, and investments and ongoing product revenue provide an expected cash runway into first half of 2027.

Net product revenue for the three months ended December 31, 2025 (the “2025 Quarter”) was $17.5 million, compared to no revenue recognized for the three months ended December 31, 2024 (the “2024 Quarter”). The Company began commercial sales of the AVMAPKI FAKZYNJA CO-PACK within the U.S. following receipt of FDA approval in May 2025.

Total operating expenses for the 2025 Quarter were $59.0 million, compared to $31.6 million for the 2024 Quarter. Cost of sales associated with product revenue was $2.9 million for the 2025 Quarter, compared to no cost of sales recognized for the 2024 Quarter.

Research & development expenses for the 2025 Quarter were $31.7 million, compared to $20.8 million for the 2024 Quarter. The increase of $10.9 million, or 52.4%, was primarily due to higher costs incurred for drug substance and drug product manufacturing, contract research organizations, and investigator fees.

Selling, general & administrative expenses for the 2025 Quarter were $24.4 million, compared to $10.8 million for the 2024 Quarter. The increase of $13.6 million, or 125.9%, was primarily due to commercialization costs, including consulting, personnel costs, and professional fees, incurred in connection with the launch of AVMAPKI FAKZYNJA CO-PACK in KRAS-mutated recurrent LGSOC.

Net loss (GAAP basis) for the 2025 Quarter was $32.9 million, or $0.39 per share (basic), compared to $64.6 million, or $1.33 per share (basic and diluted) for the 2024 Quarter.

For the 2025 Quarter, non-GAAP adjusted net loss was $39.8 million, or $0.48 per share (basic) compared to non-GAAP adjusted net loss of $29.3 million, or $0.60 per share (basic), for the 2024 Quarter. Please refer to the GAAP to non-GAAP Reconciliation attached to this press release.

Full-Year 2025 Financial Results

Net product revenue for the year ended December 31, 2025 (the “2025 Period”) was $30.9 million, compared to no product revenue recognized for the year ended December 31, 2024 (the “2024 Period”). Sale of COPIKTRA license and related assets revenue was $0.0 million for the 2025 Period, compared to $10.0 million for the 2024 Period. Revenue for the 2024 Period was comprised of one sales milestone payment of $10.0 million due upon Secura Bio achieving cumulative worldwide net sales of COPIKTRA exceeding $100.0 million.

Total operating expenses for the 2025 Period were $201.0 million, compared to $125.0 million for the 2024 Period. Cost of sales associated with product revenue was $5.3 million for the 2025 period, compared to no cost of sales recognized for the 2024 Period.

Research & development expenses for the 2025 Period were $114.6 million, compared to $81.3 million for the 2024 Period. The increase of $33.3 million, or 41.0%, was primarily due to higher costs incurred for contract research organizations, investigator fees, and drug substance and drug product manufacturing.

Selling, general & administrative expenses for the 2025 Period were $81.1 million, compared to $43.6 million for the 2024 Period. The increase of $37.5 million, or 86.0%, was primarily due to commercialization costs, including consulting, personnel costs, and professional fees, incurred in connection with the launch of AVMAPKI FAKZYNJA CO-PACK in KRAS-mutated recurrent LGSOC.

Net loss for the 2025 Period was $209.5 million, or $3.02 per share (basic and diluted), compared to $130.6 million, or $3.66 per share (basic and diluted) for the 2024 period.

For the 2025 Period, non-GAAP adjusted net loss was $163.1 million, or $2.35 per share (basic) compared to non-GAAP adjusted net loss of $107.4 million, or $3.01 per share (basic), for the 2024 Period. Please refer to the GAAP to non-GAAP Reconciliation attached to this press release.

Conference Call and Webcast

Verastem will host a conference call and webcast today at 4:30 p.m. ET to review the fourth quarter and full year 2025 financial results and recent business updates. To access the conference call, please dial (888) 596-4144 (U.S.) or (646) 968-2525 (international) and enter the passcode 7321921 at least 10 minutes prior to the event start time. A live audio webcast of the call, along with accompanying slides, will be available under "Events & Presentations" in the Investor section of the Company's website, https://investor.verastem.com/events. A replay of the webcast will be archived and available following the event.

Use of Non-GAAP Financial Measures

To supplement Verastem Oncology’s condensed consolidated financial statements, which are prepared and presented in accordance with generally accepted accounting principles in the United States (GAAP), the Company uses the following non-GAAP financial measures in this press release: non-GAAP adjusted net loss and non-GAAP net loss per share. These non-GAAP financial measures exclude certain amounts or expenses from the corresponding financial measures determined in accordance with GAAP.

Management believes this non-GAAP information is useful for investors, taken in conjunction with the Company’s GAAP financial statements, because it provides greater transparency and period-over- period comparability with respect to the Company’s operating performance and can enhance investors’ ability to identify operating trends in the Company’s business. Management uses these measures, among other factors, to assess and analyze operational results and trends and to make financial and operational decisions. Non-GAAP information is not prepared under a comprehensive set of accounting rules and should only be used to supplement an understanding of the Company’s operating results as reported under GAAP, not in isolation or as a substitute for, or superior to, financial information prepared and presented in accordance with GAAP. In addition, these non-GAAP financial measures are unlikely to be comparable with non-GAAP information provided by other companies. The determination of the amounts that are excluded from non-GAAP financial measures is a matter of management judgment and depends upon, among other factors, the nature of the underlying expense or income amounts. Reconciliations between these non-GAAP financial measures and the most comparable GAAP financial measures for the three months and year ended December 31, 2025, and 2024 are included in the tables accompanying this press release after the unaudited condensed consolidated financial statements.

About AVMAPKI and FAKZYNJA Combination Therapy

AVMAPKI (avutometinib) inhibits MEK kinase activity while also blocking the compensatory reactivation of MEK by upstream RAF. RAF and MEK proteins are regulators of the RAS/RAF/MEK/ERK (MAPK)

pathway. Blocking RAF and/or MEK activates FAK, a key mediator of drug resistance. FAKZYNJA (defactinib) is a FAK inhibitor and together, the avutometinib and defactinib combination was designed to provide a more complete blockade of the signaling that drives the growth and drug resistance of RAS/MAPK pathway-dependent tumors.

The U.S. Food and Drug Administration (FDA) approved AVMAPKI™ FAKZYNJA™ CO-PACK (avutometinib capsules; defactinib tablets) for the treatment of adult patients with KRAS-mutated recurrent LGSOC who have received prior systemic therapy on May 8, 2025. Continued approval for this indication may be contingent upon verification and description of clinical benefit in a confirmatory trial. Verastem is conducting RAMP 301 (GOG-3097/ENGOT-ov81/GTG-UK) (NCT06072781), an international Phase 3 confirmatory trial evaluating the combination of avutometinib and defactinib versus standard chemotherapy or hormonal therapy for the treatment of recurrent low-grade serous ovarian cancer (LGSOC) with and without a KRAS mutation. Verastem is also evaluating avutometinib plus defactinib with standard-of-care chemotherapy as a potential treatment in the first-line for patients with advanced pancreatic cancer (RAMP 205; NCT05669482). Avutometinib and defactinib are not approved by the FDA or any other regulatory authority, either in combination or with other therapies, for any of these investigative uses. Neither avutometinib nor defactinib are approved by the FDA or any other regulatory authority on a stand-alone basis for any use.

AVMAPKI FAKZYNJA CO-PACK U.S. Indication

Indication

AVMAPKI FAKZYNJA CO-PACK is indicated for the treatment of adult patients with KRAS-mutated recurrent low-grade serous ovarian cancer (LGSOC) who have received prior systemic therapy.

This indication is approved under accelerated approval based on tumor response rate and duration of response. Continued approval for this indication may be contingent upon verification and description of clinical benefit in a confirmatory trial.

Important Safety Information

Warnings and Precautions

●	Ocular Toxicities: Ocular toxicities, including visual impairment and vitreoretinal disorders, occurred. Perform comprehensive ophthalmic evaluation at baseline, prior to cycle 2, every three cycles thereafter, and as clinically indicated. Withhold AVMAPKI FAKZYNJA CO-PACK for ocular toxicities until improvement at the same or reduced dose. Permanently discontinue AVMAPKI FAKZYNJA CO-PACK for any grade 4 toxicity.
●	Serious Skin Toxicities: Skin toxicities, including photosensitivity and severe cutaneous adverse reactions (SCARSs) occurred. Adhere to concomitant medications. Monitor for skin toxicities and interrupt, reduce or permanently discontinue AVMAPKI FAKZYNJA CO-PACK based on severity, tolerability and duration.
●	Hepatotoxicity: Monitor liver function tests prior to each cycle, on day 15 of the first 4 cycles, and as clinically indicated. Withhold, reduce or discontinue AVMAPKI FAKZYNJA CO-PACK based on severity and persistence of abnormality.
●	Rhabdomyolysis: Monitor creatine phosphokinase prior to the start of each cycle, on day 15 of the first four cycles, and as clinically indicated. If increased CPK occurs, evaluate patients for rhabdomyolysis or other causes. Withhold, reduce or permanently discontinue AVMAPKI FAKZYNJA CO-PACK based on severity and duration of the adverse reaction.
●	Embryo-Fetal Toxicity: AVMAPKI FAKZYNJA CO-PACK can cause fetal harm. Advise patients of the potential risk to a fetus and to use effective contraception.

Adverse Reactions

The most common (≥ 25%) adverse reactions, including laboratory abnormalities, were increased creatine phosphokinase, nausea, fatigue, increased aspartate aminotransferase, rash, diarrhea, musculoskeletal pain, edema, decreased hemoglobin, increased alanine aminotransferase, vomiting, increased blood bilirubin, increased triglycerides, decreased lymphocyte count, abdominal pain, dyspepsia, dermatitis acneiform, vitreoretinal disorders, increased alkaline phosphatase, stomatitis, pruritus, visual impairment, decreased platelet count, constipation, dry skin, dyspnea, cough, urinary tract infection, and decreased neutrophil count.

Drug Interactions

●	Strong and moderate CYP3A4 inhibitors: Avoid concomitant use with AVMAPKI FAKZYNJA CO-PACK.
●	Strong and moderate CYP3A4 inducers: Avoid concomitant use with AVMAPKI FAKZYNJA CO-PACK.
●	Warfarin: Avoid concomitant use of AVMAPKI FAKZYNJA CO-PACK with warfarin and use an alternative to warfarin.
●	Gastric acid reducing agents: Avoid concomitant use of AVMAPKI FAKZYNJA CO-PACK with proton pump inhibitors (PPIs) or H2 receptor antagonists. If use of an acid-reducing agent cannot be avoided, administer FAKZYNJA 2 hours before or 2 hours after the administration of a locally acting antacid.

Use in Specific Populations

●	Lactation: Advise not to breastfeed.
●	Fertility: May impair fertility in males and females.

Click here for full Prescribing Information.

About VS-7375, an Oral KRAS G12D (ON/OFF) Inhibitor

VS-7375 is a potential best-in-class, potent, and selective oral KRAS G12D dual ON/OFF inhibitor. VS-7375 is the lead program from the Verastem Oncology discovery and development collaboration with GenFleet Therapeutics. Verastem initiated VS-7375-101, an international Phase 1/2 clinical trial, in June of 2025 in the U.S., that is evaluating the safety and efficacy of VS-7375 in patients with advanced KRAS G12D mutant solid tumors.  In July 2025, U.S. Food and Drug Administration (FDA) granted Fast Track Designation (FTD) to VS-7375 for the first-line treatment of patients with KRAS G12D-mutated locally advanced or metastatic adenocarcinoma of the pancreas (PDAC) and for the treatment of patients with KRAS G12D-mutated locally advanced or metastatic PDAC who have received at least one prior line of standard systemic therapy.

About the GenFleet Therapeutics Collaboration

The collaboration with GenFleet Therapeutics aims to advance three oncology discovery programs related to RAS/MAPK pathway-driven cancers. The collaboration provides Verastem with an exclusive option to obtain a license for each of the three compounds in the collaboration after the successful completion of pre-determined milestones in a Phase 1 trial. Verastem selected VS-7375 (also known as GFH375), an oral KRAS G12D (ON/OFF) inhibitor, as its lead program in December 2023 and the license for VS-7375 that was exercised in January 2025 is the first one from this collaboration. The licenses would give Verastem development and commercialization rights outside the GenFleet markets of mainland China, Hong Kong, Macau, and Taiwan.

About Verastem Oncology

Verastem Oncology (Nasdaq: VSTM) is a biopharmaceutical company committed to developing and commercializing new medicines to improve the lives of patients diagnosed with RAS/MAPK pathway-driven cancers. Verastem markets AVMAPKI™ FAKZYNJA™ CO-PACK in the U.S. Our pipeline is focused on novel small molecule drugs that inhibit critical signaling pathways in cancer that promote cancer cell survival and tumor growth, including RAF/MEK inhibition, FAK inhibition, and KRAS G12D inhibition. For more information, please visit www.verastem.com and follow us on LinkedIn.

Forward-Looking Statements

This press release includes forward-looking statements. These forward-looking statements generally can be identified by the use of words such as “anticipate,” “expect,” “plan,” “could,” “may,” “believe,” “estimate,” “forecast,” “goal,” “project,” and other words of similar meaning. Such forward-looking statements address various matters about, among other things, Verastem Oncology’s programs and product candidates, strategy, future plans and prospects, including statements related to the potential for and timing of commercialization of product candidates, the anticipated timing for the IND application for VS-7375/GFH375, the expected outcome and benefits of the Company’s collaboration with GenFleet Therapeutics (Shanghai), Inc., the timing of commencing and completing trials and compiling data, the expected timing of the presentation of data by the Company and the potential clinical value of various of the Company’s clinical trials. Each forward-looking statement contained in this press release is subject to risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statement. Applicable risks and uncertainties include, among others: the uncertainties inherent in research and development, such as the possibility of negative or unexpected results of clinical trials; that we may not see a return on investment on the payments we have and may continue to make pursuant to the collaboration and option agreement with GenFleet, or that GenFleet may fail to fully perform under the agreement; that we may not be successful in our continued commercialization of AVMAPKI FAKZYNJA CO-PACK; that the development and commercialization of our product candidates may take longer or cost more than planned, including as a result of conducting additional studies or our decisions regarding execution of such commercialization; that data may not be available when expected; risks associated with preliminary and interim data, which may not be representative of more mature data; risks associated with the recent changes in administration policy or actions that may create regulatory uncertainty that may adversely affect our business; risks associated with the current administration’s reductions to the FDA’s owrkforce and any subsequent reductions that may lead to disruptions and delays in the FDA’s review and oversight of our product candidates and impact the FDA’s ability to provide timely feedback on our development programs; that our product candidates may not receive regulatory approval, become commercially successful products, or result in new treatment options being offered to patients; and the risks identified under the heading "Risk Factors" as detailed in the Company’s Annual Report on Form 10-K for the year ended December 31, 2025, as filed with the Securities and Exchange Commission (SEC) on March 4, 2026, as well as the other information we file with the SEC, are possibly realized. We caution investors not to place considerable reliance on the forward-looking statements contained in this press release. You are encouraged to read our filings with the SEC, available at www.sec.gov, for a discussion of these and other risks and uncertainties. The forward-looking statements in this press release speak only as of the date of this press release, and we undertake no obligation to update or revise any of these statements. Our business is subject to substantial risks and uncertainties, including those referenced above. Investors, potential investors, and others should give careful consideration to these risks and uncertainties.

For Investor and Media Inquiries:

Julissa Viana
Vice President, Corporate Communications,
Investor Relations & Patient Advocacy
investors@verastem.com or
media@verastem.com

Verastem Oncology

Condensed Consolidated Balance Sheets

(in thousands)

	December 31, 2025	December 31, 2024

Cash, cash equivalents, & investments	$204,990	$88,818
Accounts receivable, net	8,813	—
Inventory	1,833	—
Grants receivable	200	200
Prepaid expenses and other current assets	7,577	5,943
Property and equipment, net	—	32
Right-of-use asset, net	491	1,405
Intangible assets, net	16,426	—
Restricted cash and other assets	6,112	5,140
Total assets	$246,442	$101,538

Current Liabilities	72,268	30,973
Long term debt	76,330	40,724
Vendor financing arrangement, long-term	5,000	—
Lease liability, long-term	—	535
Warrant Liability	35,647	58,199
Stockholders’ equity	57,197	(28,893)
Total liabilities, convertible preferred stock and stockholders’ equity	$246,442	$101,538

Verastem Oncology

Verastem Oncology

Condensed Consolidated Statements of Operations

(in thousands, except per share amounts)

(unaudited)

	Three months ended December 31,		Year ended December 31,
	2025	2024	2025	2024
Revenue:
Product Revenue, net	$17,535	$—	$30,914	$—
Sale of COPIKTRA license and related assets	—	—	—	10,000
Total revenue	17,535	—	30,914	10,000
Operating expenses:
Cost of sales – product	2,611	—	4,600	—
Cost of sales – intangible amortization	280	—	698	—
Research and development	31,675	20,811	114,599	81,334
Selling, general and administrative	24,443	10,779	81,146	43,622
Total operating expenses	59,009	31,590	201,043	124,956
Loss from operations	(41,474)	(31,590)	(170,129)	(114,956)
Other income (expense)	(18)	9	(203)	(123)
Interest income	1,103	968	4,068	4,149
Interest expense	(415)	(1,146)	(1,138)	(4,562)
Loss on debt extinguishment	—	—	(1,826)	—
Change in fair value of preferred stock tranche liability	—	—	—	4,189
Change in fair value of warrant liability	10,485	(32,606)	(27,492)	(19,149)
Change in fair value of Notes	(2,597)	—	(12,751)	—
Net loss before taxes	(32,916)	(64,365)	(209,471)	(130,452)
Income tax expense	—	(185)	—	(185)
Net Loss	$(32,916)	$(64,550)	$(209,471)	$(130,637)
Net loss per share—basic	$(0.39)	$(1.33)	$(3.02)	$(3.66)
Net loss per share—diluted	$(0.50)	$(1.33)	$(3.02)	$(3.66)
Weighted average common shares outstanding used in computing:
Net loss per share – basic	83,400	48,709	69,309	35,713
Net loss per share – diluted	86,710	48,709	69,309	35,713

Verastem Oncology

Reconciliation of GAAP to Non-GAAP Financial Information

(in thousands, except per share amounts)

(unaudited)

	Three months ended December 31,		Year ended December 31,
	2025	2024	2025	2024
Net loss reconciliation:
Net loss (GAAP basis)	$(32,916)	$(64,550)	$(209,471)	$(130,637)
Adjust:
Stock-based compensation expense	2,025	2,019	9,404	7,342
Amortization of acquired intangible assets	280	—	698	—
Non-cash interest, net	—	207	29	(5)
Change in fair value of preferred stock tranche liability	—	—	—	(4,189)
Change in fair value of warrant liability	(10,485)	32,606	27,492	19,149
Non-cash change in fair value of Notes	890	—	6,560	—
Loss on debt extinguishment	—	—	1,826	—
Severance and other	392	371	392	990
Adjusted net loss (non-GAAP basis)	$(39,814)	$(29,347)	$(163,070)	$(107,350)

Reconciliation of net loss per share
Net loss per share – basic (GAAP basis)	(0.39)	$(1.33)	$(3.02)	$(3.66)
Adjust per basic share
Stock-based compensation expense	0.02	0.04	0.14	0.21
Amortization of acquired intangible assets	—	—	0.01	—
Non-cash interest, net	—	0.01	—	—
Change in fair value of preferred stock tranche liability	—	—	—	(0.12)
Change in fair value of warrant liability	(0.12)	0.67	0.39	0.53
Non-cash change in fair value of Notes	0.01	—	0.09	—
Loss on debt extinguishment	—	—	0.03	—
Severance and other	—	0.01	0.01	0.03
Adjusted net loss per share – basic (non-GAAP basis)	$(0.48)	$(0.60)	$(2.35)	$(3.01)
Weighted average common shares outstanding used in computing net loss per share—basic	83,400	48,709	69,309	35,713